Mail Stop 3561

March 13, 2008

Via Fax & U.S. Mail

Mr. XiaoLin Liu
Chief Financial Officer
10th Floor, Building A, TongYongGuoJi Center
No.3 Jianguomenwai Road, Chaoyang District, Beijing
China 100101

> **Re:** **Greater China Media and Entertainment Corp.**
> **Form 10-KSB for the year ended September 30, 2007**
> **Filed January 15, 2008**
> **File No. 000-51781**

Dear Mr. Liu:

We have reviewed your response letter dated February 29, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended September 30, 2007

Audited Financial Statements

Consolidated Balance Sheets

1.  We note from your response to our prior comment 2 that you have disclosed your accounting policy for accounts receivable and the allowance for doubtful accounts in the Form 10-Q for the quarter ended December 31, 2007.  Please revise future filings to include the amount, if any, of the allowance for doubtful accounts for each period in which a balance sheet is presented.

Note 10. Subsequent Event

2.  We note from your response to our prior comment 10 that you have recorded the value of the shares issued to the consultants based on the closing price of the common stock on November 1, 2007, the date the shares were issued.  Please clarify for us the vesting and forfeitable terms of these shares.  Also, please tell us how you considered the guidance in EITF 96-18 in using a measurement date that is the earlier of the date at which a performance commitment is reached (including consideration of a sufficiently large disincentive for nonperformance) or the date at which the consultant's performance is complete.  Additionally, please note that the fair value of any shares issued that have not yet been expensed, should be presented as an asset on the balance sheet, rather than as a contra-equity account.  See Issue 2 of EITF 96-18 and paragraph 74 of SFAS No. 123R.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief